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January 23, 2006


Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Resource Capital Corp.
         Registration Statement on Form S-11
         File No. 333-126517

Ladies and Gentlemen:


Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:30pm on Wednesday, January 25, 2006 or as soon thereafter as practicable.


Sincerely,

Credit Suisse Securities (USA) LLC
Friedman, Billings, Ramsey & Co., Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
As Joint Book Running Managers

By:      Credit Suisse Securities (USA) LLC

/s/ Matthew Abrusci
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Matthew Abrusci
Director